Exhibit 99.1

Burning Rock Reports Second Quarter 2022 Financial Results

GUANGZHOU, China, August 31, 2022—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2022.

Recent Business Updates

•	Therapy Selection and Minimal Residual Disease (MRD)

In-hospital and MRD driving growth uplift, but patient volumes negatively impacted by Covid related restrictions.

•

For the in-hospital channel, we experienced severe Covid related impact in Shanghai and to a lesser extent in Beijing. However, other regions combined grew over 60% year-over-year in the second quarter of 2022 in terms of testing volume;

•	For the central-lab channel, new product sales contributed 7% of the central laboratory segmental revenues in the second quarter of 2022.

•	Early Detection

•	PROMISE study (2,035 participants) for 9-cancer test completed, reading out at European Society for Medical Oncology (ESMO) Congress 2022 in Sepetember;

•	PREVENT study, China’s first multi-cancer prospective interventional study, involving 12,500 participants, launched in the second quarter of 2022.

•	Pharma Services

•	Continued revenue growth, with 166.6% revenue growth year-on-year in the second quarter of 2022. Pharma service contract backlog continues to build rapidly;

•	The total value of new contracts we entered into amounted to RMB158 million from January to July 2022, representing approximately 49% increase from the same period of 2021.

Second Quarter 2022 Financial Results

Revenues were RMB130.8 million (US$19.5 million) for the three months ended June 30, 2022, representing a 2.8% increase from RMB127.3 million for the same period in 2021.

•

Revenue generated from central laboratory business was RMB78.6 million (US$11.7 million) for the three months ended June 30, 2022, representing a 1.8% decrease from RMB80.0 million for the same period in 2021. Covid related negative impact was partially offset by growth from newly launched products. Sequentially, central laboratory revenues increased by 5.9% compared to the first quarter of 2022, driven by new product launches.

•

Revenue generated from in-hospital business was RMB34.2 million (US$5.1 million) for the three months ended June 30, 2022, representing a 15.6% decrease from RMB40.5 million for the same period in 2021, primarily attributable to severe declines in testing volume in Shanghai due to Covid-19 lockdown, and to a lesser extent, declines in testing volume in Beijing; other regions outside of Shanghai and Beijing showed strong growth.

•

Revenue generated from pharma research and development services was RMB18.1 million (US$2.7 million) for the three months ended June 30, 2022, representing a 166.6% increase from RMB6.8 million for the same period in 2021, primarily attributable to the increased services performed for our pharma customers as we executed our contracted pharma service projects.

Cost of revenues was RMB48.2 million (US$7.2 million) for the three months ended June 30, 2022, representing a 30.2% increase from RMB37.0 million for the same period in 2021, primarily due to the increased depreciation in relation to our new laboratory and inventory write downs.

Gross profit was RMB82.6 million (US$12.3 million) for the three months ended June 30, 2022, representing a 8.5% decrease from RMB90.2 million for the same period in 2021. Gross margin was 63.1% for the three months ended June 30, 2022, which decreased from 70.9% for the same period in 2021, primarily due to increased depreciation in relation to our new laboratory and inventory write downs.

Non-GAAP gross profit was RMB90.9 million (US$13.6 million) for the three months ended June 30, 2022, representing a 0.3% increase from RMB90.7 million for the same period in 2021. Non-GAAP gross margin was 69.5% for the three months ended June 30, 2022, compared to 71.2% for the same period in 2021 primarily due to a 0.7% decrease of gross margin resulting from increase of RMB0.9 million in inventory write down.

Operating expenses were RMB348.1 million (US$52.0 million) for the three months ended June 30, 2022, representing a 19.1% increase from RMB292.3 million for the same period in 2021.

•

Research and development expenses were RMB92.1 million (US$13.8 million) for the three months ended June 30, 2022, representing a 14.8% decrease from RMB108.1 million for the same period in 2021, primarily due to a decrease in research and development project cost and a decrease in share-based compensation.

•

Selling and marketing expenses were RMB105.6 million (US$15.8 million) for the three months ended June 30, 2022, representing a 55.2% increase from RMB68.1 million for the same period in 2021, primarily due to (i) an increase in staff cost resulted from increase in headcount; (ii) an increase in marketing related expenditures, such as entertainment expense, conference fee and marketing expense and (iii) an increase in amortized expense on modification for Employee Share Incentive Plan. Sequentially, headcount cost, excluding one-off items such as organizational restructuring expenses, decreased in the second quarter of 2022 compared to the first quarter.

•

General and administrative expenses were RMB150.3 million (US$22.4 million) for the three months ended June 30, 2022, representing a 29.4% increase from RMB116.1 million for the same period in 2021, primarily due to (i) an increase in depreciation expenses for new office space; (ii) an increase in amortized expense on modification for Employee Share Incentive Plan.

Net loss was RMB262.1 million (US$39.1 million) for the three months ended June 30, 2022, compared to RMB203.7 million for the same period in 2021.

Net cash used in operating activities was RMB109.3 million (US$16.3 million) for the three months ended June 30, 2022, compared to RMB119.0 million for the same period in 2021. The balance of cash, cash equivalents, restricted cash and short-term investments was RMB1,153.1 million (US$172.1 million) as of June 30, 2022.

2022 Financial Guidance

Second quarter business volumes have been significantly impacted by Covid related restrictions, with severe volume drops in Shanghai and Beijing; however, pharma service revenues, new products and the in-hospital business outside of Shanghai and Beijing have shown strong growth momentum. Burning Rock therefore retains its full year 2022 revenue guidance of approximately RMB620 million (US$92.6 million) for now, and would like to highlight the risks of further Covid related impact in the second half of 2022 which is beyond the Company’s control and inherently difficult to forecast.

Share Repurchases

Further to the Company’s announcement on June 21, 2022 of a US$10 million share repurchase program, we are pleased to announce that the repurchase program has been completed in full. The Company has repurchased a total of 3,023,138 Class A ordinary shares in the form of ADSs under the share repurchase program. The repurchased shares will be retained as treasury shares and have not been taken out of the calculation of loss per share for the second quarter 2022 financial results.

Conference Call Information

Burning Rock will host a conference call to discuss the second quarter 2022 financial results at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong time) on August 31, 2022.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BI1f6043e15b804286b8c6f5db40d78456. Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/57gam4s5.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
Central Laboratory Channel:
Number of patients tested	7,716	8,155	7,808	8,235	7,743	8,060
Number of ordering physicians(1)	1,082	1,013	920	917	994	767
Number of ordering hospitals(2)	303	300	287	306	318	264

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
In-hospital Channel:
Pipeline partner hospitals(1)	22	22	24	23	24	25
Contracted partner hospitals(2)	32	34	34	41	41	43
Total number of partner hospitals	54	56	58	64	65	68

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
	(RMB in thousands)
Central laboratory channel	74,561	79,999	78,817	85,976	74,211	78,597
In-hospital channel	28,994	40,502	43,714	51,906	48,957	34,177
Pharma research and development channel	3,068	6,778	4,084	9,463	12,356	18,072
Total revenues	106,623	127,279	126,615	147,345	135,524	130,846

	For the three months ended
Gross profit	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
	(RMB in thousands)
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602

	For the three months ended
Share-based compensation expenses	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
	(RMB in thousands)
Cost of revenues	339	406	267	492	365	441
Research and development expenses	22,404	20,825	(9,559)	(4,033)	12,299	11,923
Selling and marketing expenses	2,633	2,809	2,044	2,126	1,774	2,158
General and administrative expenses	59,382	59,369	60,803	62,126	65,715	62,615
Total share-based compensation expenses	84,758	83,409	53,555	60,711	80,153	77,137

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	106,623	127,279	126,615	147,345	135,524	130,846	19,534
Cost of revenues	(29,683)	(37,048)	(35,019)	(41,966)	(47,944)	(48,244)	(7,203)

Gross profit	76,940	90,231	91,596	105,379	87,580	82,602	12,331
Operating expenses:
Research and development expenses	(77,414)	(108,071)	(69,649)	(112,724)	(119,496)	(92,112)	(13,752)
Selling and marketing expenses	(55,130)	(68,058)	(76,687)	(103,221)	(89,211)	(105,634)	(15,771)
General and administrative expenses	(116,259)	(116,130)	(116,304)	(141,563)	(141,733)	(150,316)	(22,442)

Total operating expenses	(248,803)	(292,259)	(262,640)	(357,508)	(350,440)	(348,062)	(51,965)

Loss from operations	(171,863)	(202,028)	(171,044)	(252,129)	(262,860)	(265,460)	(39,634)
Interest income	787	681	958	1,031	1,832	2,685	401
Interest expenses	(510)	(565)	(367)	(94)	119	(29)	(4)
Other income (expense), net	118	433	20	(372)	298	127	19
Foreign exchange gain (loss), net	57	(560)	380	(731)	(777)	624	93

Loss before income tax	(171,411)	(202,039)	(170,053)	(252,295)	(261,388)	(262,053)	(39,125)
Income tax (expenses) benefits	—	(1,626)	(424)	1,151	—	(84)	(13)

Net loss	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(39,138)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(39,138)
Net loss attributable to ordinary shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(39,138)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(0.37)
Class B ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(0.37)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,721,263	86,764,260	86,908,975	87,128,297	87,179,752	87,532,539	87,532,539
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	14,080	(34,980)	6,146	(24,726)	(3,065)	29,715	4,436
Total comprehensive loss	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(34,702)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(34,702)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Revenues	233,902	266,370	39,768
Cost of revenues	(66,731)	(96,188)	(14,361)

Gross profit	167,171	170,182	25,407
Operating expenses:
Research and development expenses	(185,485)	(211,608)	(31,592)
Selling and marketing expenses	(123,188)	(194,845)	(29,090)
General and administrative expenses	(232,389)	(292,049)	(43,602)

Total operating expenses	(541,062)	(698,502)	(104,284)

Loss from operations	(373,891)	(528,320)	(78,877)
Interest income	1,468	4,517	674
Interest expenses	(1,075)	90	13
Other income, net	551	425	63
Foreign exchange loss, net	(503)	(153)	(23)

Loss before income tax	(373,450)	(523,441)	(78,150)
Income tax expenses	(1,626)	(84)	(13)

Net loss	(375,076)	(523,525)	(78,163)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(375,076)	(523,525)	(78,163)
Net loss attributable to ordinary shareholders	(375,076)	(523,525)	(78,163)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(3.60)	(5.00)	(0.75)
Class B ordinary shares - basic and diluted	(3.60)	(5.00)	(0.75)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,742,880	87,357,120	87,357,120
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(20,900)	26,650	3,979
Total comprehensive loss	(395,976)	(496,875)	(74,184)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(395,976)	(496,875)	(74,184)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,431,317	1,148,597	171,481
Restricted cash	7,795	4,453	665
Short-term investments	63,757	—	—
Accounts receivable, net	92,197	100,960	15,073
Contract assets, net	42,391	44,593	6,657
Inventories, net	123,210	129,637	19,355
Prepayments and other current assets, net	60,279	34,845	5,205

Total current assets	1,820,946	1,463,085	218,436

Non-current assets:
Equity method investment	910	733	109
Convertible note receivable	—	5,000	746
Property and equipment, net	325,438	301,249	44,975
Operating right-of-use assets	81,007	66,655	9,951
Intangible assets, net	5,150	3,354	500
Other non-current assets	45,136	21,198	3,165

Total non-current assets	457,641	398,189	59,446

TOTAL ASSETS	2,278,587	1,861,274	277,882

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	63,080	56,495	8,434
Deferred revenue	142,871	163,093	24,349
Accrued liabilities and other current liabilities	127,892	98,435	14,696
Customer deposits	972	1,052	157
Short-term borrowing	2,370	2,370	354
Current portion of operating lease liabilities	34,999	38,005	5,674

Total current liabilities	372,184	359,450	53,664
Non-current liabilities:
Non-current portion of operating lease liabilities	49,316	32,349	4,830
Other non-current liabilities	11,776	37,242	5,560

Total non-current liabilities	61,092	69,591	10,390

TOTAL LIABILITIES	433,276	429,041	64,054

Shareholders’ equity:
Class A ordinary shares	116	116	18
Class B ordinary shares	21	21	3
Additional paid-in capital	4,280,956	4,431,603	661,621
Contra equity-prepayment for equity forward	—	(66,850)	(9,980)
Accumulated deficits	(2,228,713)	(2,752,238)	(410,898)
Accumulated other comprehensive loss	(207,069)	(180,419)	(26,936)

Total shareholders’ equity	1,845,311	1,432,233	213,828

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,278,587	1,861,274	277,882

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net cash used in operating activities	(118,998)	(109,274)	(16,318)
Net cash (used in) generated from investing activities	(67,577)	30,729	4,590
Net cash used in financing activities	(8,961)	(69,559)	(10,384)
Effect of exchange rate on cash, cash equivalents and restricted cash	(34,085)	26,279	3,924
Net decrease in cash, cash equivalents and restricted cash	(229,621)	(121,825)	(18,188)
Cash, cash equivalents and restricted cash at the beginning of period	2,112,886	1,274,875	190,334
Cash, cash equivalents and restricted cash at the end of period	1,883,265	1,153,050	172,146

	For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net cash used in operating activities	(232,143)	(253,634)	(37,871)
Net cash generated from investing activities	220,752	17,718	2,649
Net cash used in financing activities	(13,123)	(73,493)	(10,971)
Effect of exchange rate on cash, cash equivalents and restricted cash	(17,427)	23,347	3,485
Net decrease in cash, cash equivalents and restricted cash	(41,941)	(286,062)	(42,708)
Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	214,854
Cash, cash equivalents and restricted cash at the end of period	1,883,265	1,153,050	172,146

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
	(RMB in thousands)
Gross profit:
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602
Add: depreciation and amortization:
Central laboratory channel	117	284	1,254	995	2,553	2,545
In-hospital channel	79	113	109	130	93	1,428
Pharma research and development channel	10	40	19	856	2,493	4,327
Total depreciation and amortization included in cost of revenues	206	437	1,382	1,981	5,139	8,300
Non-GAAP gross profit:
Central laboratory channel	55,329	58,965	59,641	66,980	53,127	60,120
In-hospital channel	20,149	29,539	31,220	34,324	33,489	21,440
Pharma research and development channel	1,668	2,164	2,117	6,056	6,103	9,342
Total non-GAAP gross profit	77,146	90,668	92,978	107,360	92,719	90,902
Non-GAAP gross margin:
Central laboratory channel	74.2%	73.7%	75.7%	77.9%	71.6%	76.5%
In-hospital channel	69.5%	72.9%	71.4%	66.1%	68.4%	62.7%
Pharma research and development channel	54.4%	31.9%	51.8%	64.0%	49.4%	51.7%
Total non-GAAP gross margin	72.4%	71.2%	73.4%	72.9%	68.4%	69.5%